                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                        Personnel Group of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------

                                    715338109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


        Mark R. Patterson           Joseph Milana & Chrissie Neves   Joseph Milana & Chrissie Neves          Mark R. Patterson
     Matlin Patterson Global              Links Partners, LP              Inland Partners, LP              Matlin Patterson LLC
   Opportunities Partners L.P.        61 Wilton Avenue, 2nd Floor     61 Wilton Avenue, 2nd Floor          Eleven Madison Avenue
      c/o Hemisphere Global           Westport, Connecticut 06880     Westport, Connecticut 06880        New York, New York 10010
   Opportunities Partners, Ltd.        Telephone: (203) 221-1703       Telephone: (203) 221-1703         Telephone: (212) 325-2626
        Hemisphere House,
         Nine Church St.
         P.O. Box HM951,
          Hamilton HM11
        Hamilton, Bermuda
    Telephone: (441) 295-9166

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 pages)


                                               SCHEDULE 13D

--------------------------------------                                          ------------------------------
CUSIP No.  715338109                                                            Page 2 of 10  Pages
--------------------------------------                                          ------------------------------

--------------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Matlin Patterson LLC
--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)[ ]
                                                                                                        (b)[x]
--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------------------------------------

       NUMBER OF              7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY                       -----------------------------------------------------------------------
          EACH                8        SHARED VOTING POWER
       REPORTING
         PERSON                        3,398,568
          WITH                         -----------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                                       -----------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       3,398,568
                                       -----------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       ``

                  3,398,568
--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]
--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.28%
--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO,HC
--------------------------------------------------------------------------------------------------------------


                                               SCHEDULE 13D

--------------------------------------                                          ------------------------------
CUSIP No.  715338109                                                            Page 3 of 10  Pages
--------------------------------------                                          ------------------------------

--------------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Matlin Patterson Asset Management LLC
--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)[ ]
                                                                                                        (b)[x]
--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------------------------------------

       NUMBER OF              7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY                       -----------------------------------------------------------------------
          EACH                8        SHARED VOTING POWER
       REPORTING
         PERSON                        3,398,568
          WITH                         -----------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                                       -----------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       3,398,568
                                       -----------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,398,568
--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]
--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.28%
--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO,HC
--------------------------------------------------------------------------------------------------------------


                                               SCHEDULE 13D

--------------------------------------                                          ------------------------------
CUSIP No.  715338109                                                            Page 4 of 10  Pages
--------------------------------------                                          ------------------------------

--------------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Matlin Patterson Global Advisers LLC
--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)[ ]
                                                                                                        (b)[x]
--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------------------------------------

       NUMBER OF              7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY                       -----------------------------------------------------------------------
          EACH                8        SHARED VOTING POWER
       REPORTING
         PERSON                        3,398,568
          WITH                         -----------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                                       -----------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       3,398,568
                                       -----------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,398,568
--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]
--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.28%
--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  IA,CO
--------------------------------------------------------------------------------------------------------------


                                               SCHEDULE 13D

--------------------------------------                                          ------------------------------
CUSIP No.  715338109                                                            Page 5 of 10  Pages
--------------------------------------                                          ------------------------------

--------------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Matlin Patterson Global Opportunities Partners L.P.
                  (formerly CSFB Global Opportunities Partners L.P.)
--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)[ ]
                                                                                                        (b)[x]
--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------------------------------------

       NUMBER OF              7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY                       -----------------------------------------------------------------------
          EACH                8        SHARED VOTING POWER
       REPORTING
         PERSON                        3,398,568
          WITH                         -----------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                                       -----------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       3,398,568
                                       -----------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,398,568
--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]
--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.28%
--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------------------------------------


                                               SCHEDULE 13D

--------------------------------------                                          ------------------------------
CUSIP No.  715338109                                                            Page 6 of 10  Pages
--------------------------------------                                          ------------------------------

--------------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Matlin Patterson Global Opportunities (Bermuda) L.P.
                  (formerly CSFB Global Opportunities {Bermuda) L.P.)
--------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)[ ]
                                                                                                        (b)[x]
--------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF, WC
--------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

--------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------------------------------------

       NUMBER OF              7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY                       -----------------------------------------------------------------------
          EACH                8        SHARED VOTING POWER
       REPORTING
         PERSON                        3,398,568
          WITH                         -----------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       0
                                       -----------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       3,398,568
                                       -----------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,398,568
--------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]
--------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.28%
--------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------------------------------------

Introduction.

     This Amendment No. 3 amends and supplements the Schedule 13D, dated April 4, 2002 ("Schedule 13D"), the Amendment No. 1 to Schedule 13D, dated June 5, 2002 ("Amendment No. 1"), and the Amendment No. 2 to Schedule 13D, dated July 24, 2002 ("Amendment No. 2") originally filed with the Securities and Exchange Commission by (i) Credit Suisse First Boston, a Swiss bank ("Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business of the Credit Suisse First Boston business unit in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of $60,537,000 aggregate face amount of the Issuer's 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes"), which are immediately convertible into 3,398,568 shares of Issuer Common Stock, (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton, and
(vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Personnel Group of America, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209.

     On July 16, 2002, Matlin Patterson Global Advisers LLC, a Delaware limited liability company ("Matlin Advisers"), replaced a subsidiary of the Bank as a party to a certain Amended and Restated Investment Advisory Agreement, dated as of October 16, 2001, by and among such subsidiary, CSFB Partners (Delaware) and CSFB Partners (Bermuda) (the "Investment Advisory Agreement").

     This Amendment No. 3 adds (i) Matlin Patterson LLC, a Delaware limited liability company ("Matlin Patterson"), (ii) Matlin Patterson Asset Management LLC, a Delaware limited liability company ("Matlin Asset Management") and (iii) Matlin Advisers as Reporting Persons. In addition, CSFB Partners (Delaware) changed its name to Matlin Patterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and CSFB Partners (Bermuda) changed its name to Matlin Patterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)").

     This Amendment No. 3 is filed by (i) Matlin Partners (Delaware) and Matlin Partners (Bermuda) by virtue of their beneficial ownership of $60,537,000

                               Page 7 of 10 Pages
aggregate face amount of the Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock and (ii) Matlin Patterson, Matlin Asset Management and Matlin Advisers by virtue of their investment authority over securities held by Matlin Partners (Delaware) and Matlin Partners (Bermuda) pursuant to the Investment Advisory Agreement. Matlin Patterson, Matlin Asset Management, Matlin Advisers, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links, Inland, Coryton, Arthur Coady, Elias Sabo, Joseph Massoud, Hemisphere Partners and Mutual Trust are collectively referred to herein as the "Reporting Persons," and each a "Reporting Person", with respect to the Issuer Common Stock of the Issuer. A new Joint Filing Agreement is attached hereto as
Exhibit 5 with respect to the Reporting Persons.

Item 1.    Security and Issuer.
           --------------------

           See Schedule 13D.

Item 2.    Identity and Background.
           ------------------------

     Item 2 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are amended by adding Matlin Patterson, Matlin Asset Management and Matlin Advisers as Reporting Persons. Item 2 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are also amended by changing any references to CSFB Partners (Delaware) to Matlin Partners (Delaware) and CSFB Partners (Bermuda) to Matlin Partners (Bermuda).

     The principal business of Matlin Patterson is acting as the managing member of Matlin Asset Management. The address of Matlin Patterson's principal business and office is Eleven Madison Avenue, New York, New York 10010.

     Matlin Asset Management is a wholly-owned subsidiary of Matlin Patterson. The principal business of Matlin Asset Management is acting as the managing member of Matlin Advisers. The address of Matlin Asset Management's principal business and office is Eleven Madison Avenue, New York, New York 10010.

     Matlin Advisers is a wholly-owned subsidiary of Matlin Asset Management. Matlin Advisers performs certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to the Investment Advisory Agreement. The address of Matlin Advisers' principal business and office is Eleven Madison Avenue, New York, New York 10010.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of Matlin Patterson, Matlin Asset Management and Matlin Advisers are set forth on Schedules A, B and C respectively, attached hereto, each of which is incorporated by reference herein.

                               Page 8 of 10 Pages

 Item 3.   Source and Amount of Funds or other Consideration.
           -------------------------------------------------

     Item 3 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are amended by adding Matlin Patterson, Matlin Asset Management and Matlin Advisers as Reporting Persons. Item 3 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are also amended by changing any references to CSFB Partners (Delaware) to Matlin Partners (Delaware) and CSFB Partners (Bermuda) to Matlin Partners (Bermuda).

Item 4.    Purpose of Transaction.
           -----------------------

     Item 4 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are amended by adding Matlin Patterson, Matlin Asset Management and Matlin Advisers as Reporting Persons. Item 4 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are also amended by changing any references to CSFB Partners (Delaware) to Matlin Partners (Delaware) and CSFB Partners (Bermuda) to Matlin Partners (Bermuda).

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

     Item 5 is amended and restated in its entirety to read as follows:

     (a) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows: (i) Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland are each a direct beneficial owner of the Purchased Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock, (ii) Matlin Patterson, Matlin Asset Management, Matlin Advisers, Hemisphere Partners, Mutual Trust, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud are each an indirect beneficial owner of the Purchased Notes, which are immediately convertible into 3,398,568 shares of Issuer Common Stock. The 3,398,568 shares of Issuer Common Stock represent beneficial ownership of approximately 11.28% of the Issuer's issued and outstanding shares of Issuer Common Stock (based on 26,727,466 shares of Issuer Common Stock issued and outstanding as of May 13, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2002, and assuming conversion of the Purchased Notes).

     (b) To the best knowledge of Matlin Patterson, Matlin Asset Management, Matlin Advisers, Hemisphere Partners and Coryton with respect to the directors and executive officers named in their respective schedules to this Statement, none of such persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as an executive officer or director of such corporation) or (ii) has the right to acquire any Issuer Common Stock.

     The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

     Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland agree to vote all of the shares of capital stock of the Issuer beneficially owned by them, directly or indirectly, as unanimously agreed upon by them.

                               Page 9 of 10 Pages

     (c) No transactions in Issuer Common Stock have been effected during the past 60 days by the Reporting Persons or, to the best of the knowledge of Matlin Patterson, Matlin Asset Management, Matlin Advisers, Hemisphere Partners and Coryton with respect to the directors and executive officers named in their respective schedules to this Statement, by any of such directors and executive officers.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

     Item 6 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are amended by adding Matlin Patterson, Matlin Asset Management and Matlin Advisers as Reporting Persons. Item 6 of Schedule 13D, Amendment No. 1 and Amendment No. 2 are also amended by changing any references to CSFB Partners (Delaware) to Matlin Partners (Delaware) and CSFB Partners (Bermuda) to Matlin Partners (Bermuda).

Item 7.    Materials to be Filed as Exhibits.
           ----------------------------------

     Item 7 of Schedule 13D is amended by replacing Exhibit 5 with the following:

Exhibit No.    Description
-----------    -----------

5 Joint Filing Agreement, dated as of July 25, 2002, by and among Matlin Patterson LLC, Matlin Patterson Asset Management LLC, Matlin Patterson Global Advisers LLC, Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo, I. Joseph Massoud, Hemisphere Global Opportunities Partners, Ltd., Mutual Trust Management (Bermuda) Limited, Matlin Patterson Global Opportunities Partners L.P. and Matlin Patterson Global Opportunities Partners (Bermuda) L.P.


                              Page 10 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:     July 25, 2002


                     MATLIN PATTERSON LLC

                     By:  /s/  Mark R. Patterson
                          -------------------------------------------
                          Name:    Mark R. Patterson
                          Title:   Member


                     MATLIN PATTERSON ASSET MANAGEMENT LLC

                     By:   Matlin Patterson LLC, its manager

                     By:  /s/  Mark R. Patterson
                          -------------------------------------------
                          Name:    Mark R. Patterson
                          Title:   Member


                     MATLIN PATTERSON GLOBAL ADVISERS LLC

                     By:  /s/  Mark R. Patterson
                          -------------------------------------------
                          Name:    Mark R. Patterson
                          Title:   Director

                     LINKS PARTNERS, L.P.

                     By:   Coryton Management Ltd., its general
                           partner

                     By:   /s/ Arthur Coady
                           ---------------------------------------------------
                           Name:  Arthur Coady
                           Title: President


                     INLAND PARTNERS, L.P.

                     By:   Coryton Management Ltd., its general
                           partner

                     By:   /s/ Arthur Coady
                           ---------------------------------------------------
                           Name:  Arthur Coady
                           Title: President


                     CORYTON MANAGEMENT LTD.

                     By:   /s/  Arthur Coady
                           ---------------------------------------------------
                           Name:  Arthur Coady
                           Title: President


                     ARTHUR COADY

                     By:   /s/  Arthur Coady
                           ---------------------------------------------------
                           Name:  Arthur Coady


                     ELIAS SABO

                     By:   /s/ Elias Sabo
                           ---------------------------------------------------
                           Name:  Elias Sabo


                     I. JOSEPH MASSOUD

                     By:   /s/ I. Joseph Massoud
                           ---------------------------------------------------
                           Name:  I. Joseph Massoud

                     HEMISPHERE GLOBAL OPPORTUNITIES PARTNERS, LTD.

                     By:  /s/  Marty Brandt
                          ----------------------------------------------------
                          Name:    Marty Brandt
                          Title:   Director


                     MUTUAL TRUST MANAGEMENT (BERMUDA) LIMITED

                     By:  /s/ David Doyle
                          ----------------------------------------------------
                          Name:    David Doyle
                          Title:   Director


                     MATLIN PATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

                     By:    Hemisphere Global Opportunities Partners, Ltd.

                     By:   /s/ Marty Brandt
                          -------------------------------------------
                          Name:    Marty Brandt
                          Title:   Director


                     MATLIN PATTERSON  GLOBAL OPPORTUNITIES PARTNERS
                     (BERMUDA) L.P.

                     By:   Hemisphere Global Opportunities Partners, Ltd.

                     By:  /s/ Marty Brandt
                          -------------------------------------------
                          Name:    Marty Brandt
                          Title:   Director

                                   SCHEDULE A

             Additional Information Concerning the Reporting Persons

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              MATLIN PATTERSON LLC

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Matlin Patterson LLC. The business address of Matlin Patterson LLC is Eleven Madison Avenue, New York, New York 10010.


-----------------------------------------------------------------------------------------------
Name                Business Address          Title and Present Principal       Citizenship
                                              Occupation
-----------------------------------------------------------------------------------------------
David J. Matlin     Eleven Madison Avenue,    Member/Asset Manager              USA
                    New York, NY 10010
-----------------------------------------------------------------------------------------------
Mark R. Patterson   Eleven Madison Avenue,    Member/Asset Manager              USA
                    New York, NY 10010
-----------------------------------------------------------------------------------------------

                                                                      SCHEDULE B

             Additional Information Concerning the Reporting Persons

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      MATLIN PATTERSON ASSET MANAGEMENT LLC

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Matlin Patterson Asset Management LLC. The business address of Matlin Patterson Asset Management LLC is Eleven Madison Avenue, New York, New York 10010.

-----------------------------------------------------------------------------------------------
Name                Business Address            Title and Present Principal     Citizenship
                                                 Occupation
-----------------------------------------------------------------------------------------------
David J. Matlin     Eleven Madison Avenue,      Member/Asset Manager            USA
                    New York, NY 10010
-----------------------------------------------------------------------------------------------
Mark R. Patterson   Eleven Madison Avenue,      Member/Asset Manager            USA
                    New York, NY 10010
-----------------------------------------------------------------------------------------------

                                                                      SCHEDULE C

             Additional Information Concerning the Reporting Persons

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                      MATLIN PATTERSON GLOBAL ADVISERS LLC

         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Matlin Patterson Global Advisers LLC. The business address of Matlin Patterson Global Advisers LLC is Eleven Madison Avenue, New York, New York 10010.

Name                Business Address            Title and Present Principal     Citizenship
                                                Occupation
-----------------------------------------------------------------------------------------------
David J. Matlin     Eleven Madison Avenue,      Director                        USA
                    New York, NY 10010
-----------------------------------------------------------------------------------------------
Mark R. Patterson   Eleven Madison Avenue,      Director                        USA
                    New York, NY 10010
-----------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX
                                 --------------

Exhibit No.    Description
-----------    -------------
5              Joint Filing Agreement, dated as of July 25, 2002, by and among
               Matlin Patterson LLC, Matlin Patterson Asset Management LLC,
               Matlin Patterson Global Advisers LLC, Links Partners, L.P.,
               Inland Partners, L.P., Coryton Management Ltd., Arthur Coady,
               Elias Sabo, I. Joseph Massoud, Hemisphere Global Opportunities
               Partners, Ltd., Mutual Trust Management (Bermuda) Limited, Matlin
               Patterson Global Opportunities Partners L.P. and Matlin Patterson
               Global Opportunities Partners (Bermuda) L.P.